Exhibit 99.11

ROLAND J. BOPP, SENIOR INTERNATIONAL TELECOM EXECUTIVE, JOINS TOWER ONE ADVISORY BOARD

VANCOUVER, BC, Canada – March 16, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2AFT9) (the “Company”) announces that International Telecom Executive Roland J. Bopp has joined the Company’s Advisory Board. Mr. Bopp has extensive background at senior levels in the telecom space, including a role as Chairman, President & CEO of New York based Deutsche Telecom Inc., a subsidiary of Deutsche Telekom AG, Germany; and Managing Director at Mannesmann AG, in Düsseldorf, Germany, a US$ 20 billion global engineering and telecom service company operating worldwide and publicly traded.

In addition, Mr. Bopp has more recently assisted emerging companies in various roles to facilitate their quick growth and development. Mr. Bopp has served as: Executive Vice President of Hochtief Inc./Turner Construction company, a global engineering and construction management company; and CEO and member of the Board of Directors of Billing Services Group LTD., a leading global provider of clearing and settlement, payment services, and financial risk management solutions for 630 of the world’s largest communications service providers.

Of particular note he was responsible for all of Deutsche Telekom activities in North and South America, including the alliance with France Telecom and Sprint. As well, he was a key contributor in establishing Mannesmann's successful mobile phone business.

Roland Bopp states: “I am very enthusiastic to be joining the Tower One Wireless Team, management is composed of seasoned telecom executives and financers with a proven track record of growing companies from the ground floor.” Adds Mr. Bopp: “The opportunity in South America is massive, as the market transitions from traditional handhelds devices to smart phones. This change will increase data usage and require larger capacity across the entire infrastructure network, requiring more towers to mount additional 4G & 5G equipment, which are being deployed to handle the increased demand.”

Alex Ochoa, CEO, states: “I am pleased to have someone with such a distinguished and accomplished background join the Advisory Board of Tower One. The Company has an aggressive growth strategy in Latin America, and already has a accomplished management team, who previously built a company with 1,000 towers. Roland has an impressive international network and his advise and active participation will be valued as Tower One seeks to quickly build out its tower portfolio in Latin America and other growth regions in the world.”

About Tower One Wireless Corp

Tower One builds, owns, and leases a portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is the only publicly traded small cap entry in to the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history in the telecom and wireless infrastructure business. At Managements election 30 million shares issued to Tower One Management cannot be sold for 3 years. Tower One Wireless is currently focused on

4G & 5G LTE infrastructure expansion in Latin America.

We seek Safe Harbor.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning Tower One Wireless Corp, (“T1”) has been provided for inclusion herein by Tower One Wireless Corp. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.